MEMORIAL RESOURCE DEVELOPMENT CORP.

500 DALLAS STREET, SUITE 1800

HOUSTON, TEXAS 77002

October 7, 2015

Mr. Ethan Horowitz

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Memorial Resource Development Corp.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed March 18, 2015
File No. 001-36490

Dear Mr. Horowitz:

Set forth below are the responses of Memorial Resource Development Corp. (the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2015 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014, File No. 001-36490, filed with the Commission on March 18, 2015 (the “Form 10-K”).

For your convenience, the responses are prefaced by the Staff’s comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated. All capitalized terms are as defined in the Form 10-K unless otherwise defined herein.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 4

Proved Undeveloped Reserves, page 14

1.	In the fiscal years ended December 31, 2014 and 2013, we note that you developed approximately 9.5% and 2.8% of your proved undeveloped reserves (“PUDs”), respectively. Please tell us what percentage of the PUDs recorded as of December 31, 2014 have been drilled from January 1, 2015 through the date of your response. Also, tell us how much capital you have expended and the amount you expect to spend over the remainder of the fiscal year ended 2015 compared to the total amount budgeted to develop PUDs for the entire fiscal year. To the extent you expect to spend less than budgeted at the beginning of 2015, explain to us in sufficient detail whether you expect development of your PUDs to occur within the five-year timeframe required by Rule 4-10(a)(31) of Regulation S-X.

Response:

Approximately 19.5% (214 Bcfe) of our PUDs recorded as of December 31, 2014 were developed during the nine months ended September 30, 2015. Total costs incurred to develop these PUDs were approximately $299.1 million through September 30, 2015, of which $65.4 million was incurred in fiscal year 2014 and $233.7 million was incurred during the nine months ended September 30, 2015.

Mr. Ethan Horowitz, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 7, 2015

During the last three months of 2015, we expect to develop an additional approximately 8.8% (96 Bcfe) of our PUDs recorded as of December 31, 2014. We expect the total cost of developing these additional PUDs will be approximately $134.5 million, of which $55.5 million was incurred during the first nine months of 2015 and $79.0 million is expected to be incurred during the last three months of 2015.

In total, we expect to incur total capital expenditures of approximately $403.0 million during fiscal year 2015 developing PUDs, which includes $34.8 million associated with PUDs to be completed in 2016. This amount is slightly below the $428.0 million budgeted to develop PUDs for the entire fiscal year, primarily due to cost reductions and efficiency gains.

We believe that all of our PUDs as of December 31, 2014 will be developed within the five-year timeframe of initial booking required by Rule 4-10(a)(31) of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Outlook, page 58

2.	You state that the continuation of low prices for oil or natural gas could materially and adversely affect the quantities of oil and natural gas reserves that you can economically produce. Per Section III.B.3 of SEC Release No. 33-8350, quantitative disclosure of the reasonably likely effects of material trends and uncertainties should be provided, and may be required, if reasonably available. Please revise to provide more extensive disclosure regarding the current pricing environment, including quantification of the impact of current commodity prices on your estimated reserve volumes based on potential scenarios deemed reasonably likely to occur. Refer to Item 303(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment requiring additional disclosure regarding the impact of the reasonably likely effects of known material trends and uncertainties if reasonably available. As the Staff is aware, there are numerous uncertainties inherent in the estimation of proved reserves, such as uncertainty regarding (i) drilling and completion costs, (ii) oilfield service costs, (iii) production results, (iv) our ability, in a low price environment, to strategically drill the most economic locations in our multi-stack horizontal targets, (v) income tax impacts, and (vi) results from future testing and drilling of currently undrilled locations. In future filings we will include the following disclosure (or substantially similar disclosure) in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” should the known trends and uncertainties warrant such disclosure:

“Historically, commodity prices have been extremely volatile and we expect this volatility to continue for the foreseeable future. For example, for the five years ended December 31, 2014, the NYMEX-WTI oil future price ranged from a high of $113.93 per Bbl to a low of $53.27 per Bbl, while the NYMEX-Henry Hub natural gas future price ranged from a high of $6.15 per MMBtu to a

Mr. Ethan Horowitz, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 7, 2015

low of $1.91 per MMBtu. For the nine months ended September 30, 2015, the West Texas Intermediate posted price ranged from a high of $61.43 per Bbl on June 10, 2015 to a low of $38.24 per Bbl on August 24, 2015 and the Henry Hub spot market price ranged from a high of $3.233 per MMBtu on January 15, 2015 to a low of $2.490 per MMBtu on April 27, 2015. NGL prices have also suffered significant recent declines. The continuation of low prices for oil or natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital.

We are unable to predict future commodity prices with any greater precision than the futures market. To quantify the effect of changes in the current pricing environment on the quantities of our year-end 2014 reported proved reserves, we re-ran our December 31, 2014 reserve report using September 30, 2015 NYMEX forward strip pricing. If we had used NYMEX forward strip pricing as of September 30, 2015 to determine our proved reserves as of December 31, 2014, our estimated proved reserves as of December 31, 2014 would have been 1,595 Bcfe, which is 2% less than the 1,632 Bcfe reported as of December 31, 2014 in our Annual Report on Form 10-K for the year ended December 31, 2014. This calculation strictly isolates the potential impact of commodity prices on our estimated proved reserves. Other than the price adjustment, we did not re-engineer our estimated proved reserves to account for cost reductions or any other factors impacting the estimation of proved reserves. For example, this estimate does not give effect to any production or drilling or completion activity that has occurred since December 31, 2014. This estimate was prepared by our internal reserve engineers and has not been audited or reviewed by Netherland, Sewell & Associates, Inc., our independent reserve engineers.”

Exhibit 99.1

3.	We note the reserve report includes information relating to probable and possible reserves that is not disclosed in your Form 10-K. We believe the information in the reserve report should correlate with the disclosure in your filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable and possible reserves, or revise your Form 10-K to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In any future filing that includes a reserve report attached as an exhibit, we plan to request that our third-party reserve engineers omit any reference to probable and possible reserves in such reserve report to the extent such reserve disclosure is not included in such filing.

Closing comment

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 7, 2015

If you have any questions or comments concerning these responses please contact the undersigned at (713) 588-8300.

Sincerely,
Memorial Resource Development Corp.

By:	/s/ Andrew J. Cozby
Andrew J. Cozby
Senior Vice President and Chief Financial Officer

cc:	Wei Lu, Securities and Exchange Commission
Jennifer O’Brien, Securities and Exchange Commission
Kyle Roane, Senior Vice President and General Counsel
John Goodgame, Akin Gump Strauss Hauer & Feld LLP